EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

October 17, 2016	FSE: GV6

AVINO ANNOUNCES Q3 2016 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its third quarter 2016 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Third Quarter 2016 (Compared to Third Quarter 2015)

•	Silver production increased by 3% to 410,908 oz
•	Gold production increased by 10% to 1,813 oz
•	Copper production decreased by 22% to 1,045,091 Lbs
•	Silver equivalent production decreased by 16% to 649,831 oz*

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*Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

We are pleased to report another quarter of consistent production from our operations in Mexico. With higher projected production in the fourth quarter, we are on pace to meet our internal annual budgeted production targets, despite the challenges faced in the second quarter. Although our overall output was down slightly this quarter, we are encouraged that the decrease was mainly the result of lower recoveries at the Avino Mine where mining activities took place in a new zone. Moving forward, we expect recoveries to improve as we optimize the plant for material from this new zone. Advancing our underground operations into new areas is fundamental to our goal of expanding both mining and processing operations. Further to this goal, we have commenced exploration drilling in the gap zone between ET and San Luis located within the Avino mine which we expect could significantly add to our current resource block at the Avino Mine.

-David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

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Consolidated Third Quarter 2016 Production Highlights (Avino Mine plus San Gonzalo Mine)

Comparative production results from the third quarter 2016 and the third quarter 2015 are presented below:

	Q3 2016	Q3 2015	% Change	YTD 2016
Total Silver Produced (oz) calculated	410,908	399,836	3%	1,192,704
Total Gold Produced (oz) calculated	1,813	1,644	10%	4,538
Total Copper Produced (Lbs) calculated	1,045,091	1,344,174	-22%	3,450,940
Total Silver Eq. Produced (oz) calculated*	649,831	770,004	-16%	1,986,965

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*Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

Avino Mine Third Quarter 2016 Production Highlights

Comparative figures for the third quarter 2016 and the third quarter 2015 for the Avino Mine are as follows:

	Q3 2016	Q3 2015	Quarterly Change %	YTD 2016	Notes
Tonnes Mined	116,154	105,674	10%	347,015	1
Underground Advancement (m)	866	1,477	-41%	3,249	1
Mill Availability (%)	96	97	-1%	94	4
Total Mill Feed (dry tonnes)	111,042	106,589	4%	328,223	4
Feed Grade Silver (g/t)	71	65	10%	68	3
Feed Grade Gold (g/t)	0.47	0.23	105%	0.334	3
Feed Grade Copper (%)	0.48	0.65	-27%	0.534	3
Recovery Silver (%)	85%	88%	-3%	85%	6
Recovery Gold (%)	58%	81%	-29%	61%	6
Recovery Copper (%)	89%	87%	2%	89%	6
Copper Concentrate (dry tonnes)	2,362	2,408	-2%	7,296	5
Copper Concentrate Grade Silver (kg/t)	2.83	2.53	12%	2.60	5
Copper Concentrate Grade Gold (g/t)	12.81	8.19	56%	9.17	5
Copper Concentrate Grade Copper (%)	20.07	25.3	-21%	21.45	5
Total Silver Produced (kg)	6,681	6,092	10%	18,968	2
Total Gold Produced (g)	30,250	19,718	53%	66,921	2
Total Copper Produced (Kg)	474,046	609,708	-22%	1,565,322	2
Total Silver Produced (oz) calculated	214,785	195,862	10%	609,836	2
Total Gold Produced (oz) calculated	973	634	53%	2,152	2
Total Copper Produced (Lbs) calculated	1,045,091	1,344,174	-22%	3,450,940	2
Total Silver Equivalent Produced (oz) calculated*	396,397	493,455	-20%	1,226,105	2

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*Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

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Third Quarter 2016 Highlights

1.	There was a 10% increase in tonnes mined during the quarter. However, underground development metres decreased by 41% due to excess water in the ramp leading down to levels 15.5 and 16. An extra 6” pipeline has been installed to surface, meaning the additional water can now be pumped out so the lower workings will be accessible again

2.	Gold and silver production increased by 53% and 10%, respectively. Copper production was down 22%, resulting in overall silver equivalent ounces being down 20% for the quarter.

3.	The lower production is a reflection of the grade and recoveries of the material being processed. The copper grade is down 27% whereas the gold and silver grades are up 105% and 10% respectively. This lower production is due to mining in a new mineralized zone located on the hanging wall side of the Avino vein beyond the fault.

4.	Tonnage processed during the quarter increased by 4% despite plant availability being down by 1%.

5.	The increased tonnage processed, combined with the lower copper feed grade, resulted in 2% fewer tonnes of concentrate produced. The copper grade of the concentrate decreased by 21%, whereas the silver and gold grades increased by 12% and 56%, respectively.

6.	Since mining took place in a new mineralized zone, which is partially oxidized near the fault, the gold and silver recoveries have decreased by 29% and 3%, respectively, compared with the corresponding period last year when ET vein material was processed. More metallurgical testing will be carried out on this new hanging wall mineralized zone, with the aim of improving the recoveries.

San Gonzalo Mine Third Quarter 2016 Production Highlights

Comparative figures for the third quarter 2016 and the third quarter 2015 for the San Gonzalo mine are as follows:

	Q3 2016	Q3 2015	Quarterly Change %	YTD 2016	Notes
Tonnes Mined	30,050	23,882	26%	79,265	1
Underground Advancement (m)	1,089	1,164	-6%	3,371	1
Mill Availability (%)	94	84	12%	95	3
Total Mill Feed (dry tonnes)	26,989	23,901	13%	81,537	3
Feed Grade Silver (g/t)	272	323	-16%	268	2,4
Feed Grade Gold (g/t)	1.30	1.81	-28%	1.29	2,4
Recovery Silver (%)	83%	82%	1%	83%	5
Recovery Gold (%)	75%	73%	2%	71%	5
Bulk Concentrate (dry tonnes)	923	899	3%	2,985
Bulk Concentrate Grade Silver (kg/t)	6.61	7.06	-6%	6.074	4
Bulk Concentrate Grade Gold (g/t)	28.34	34.95	-19%	24.87	4
Total Silver Produced (kg)	6,100	6,344	-4%	18,129	2
Total Gold Produced (g)	26,152	31,407	-17%	74,219	2
Total Silver Produced (oz) calculated	196,123	203,974	-4%	582,868	2
Total Gold Produced (oz) calculated	841	1,010	-17%	2,386	2
Total Silver Equivalent Produced (oz) calculated*	253,434	276,549	-8%	760,860	2

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*Metal Production is expressed in terms of silver equivalent ounces, (oz Ag Eq.), the formula for which depends on the gold and silver metal prices used in each year and hence are only indicative.

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Third Quarter 2016 Highlights

1.	Tonnage mined increased by 26%, whereas the underground development in metres decreased by 6% due to the reallocation of manpower as there were fewer accessible areas available for underground development during the quarter.

2.	Silver and gold production decreased by 4% and 17%, respectively, resulting in 8% fewer silver equivalent ounces for the quarter compared with the comparable quarter of the previous year. The lower production was mainly due to lower feed grades being processed, which included marginal material from stockpile; feed grades for silver and gold decreased by 16% and 28% respectively.

3.	Tonnage processed increased by 13% on account of a 12% increase in plant availability compared with the comparable quarter of the previous year.

4.	The lower feed grades resulted in lower gold and silver grades in the bulk concentrate, which decreased by 19% and 6%, respectively.

5.	Silver and gold recoveries improved by 1% and 2%, respectively. These results do not include the production of a low quality zinc concentrate with gold values. More testing and marketing of this concentrate is required before including it as a saleable product.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, LSI, Alex Stewart, or Inspectorate in the UK.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant, and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino is a low-cost primary silver producer. Avino's mission is to create shareholder value through profitable organic growth at the Avino property near the city of Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

For more information, please visit Avino's website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically production decisions made without such reports have increased uncertainty and higher technical and economic risks of failure. These risks include, among others, areas that are analyzed in more detail in a feasibility study or preliminary economic assessment, such as the application of economic analysis to mineral resources, more detailed metallurgical and other specialized studies in areas such as mining and recovery methods, market analysis, and environmental, social, and community impacts. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach was applied for the advancement of the Avino Mine project, for which similar risks and uncertainties were identified.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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